July 15, 2010

VIA EDGAR

Mr. Mark Webb
Legal Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

RE:           First Midwest Bancorp, Inc. Comment Letter regarding
Form 10-K for fiscal year ended December 31, 2009
Form 10-Q for the quarter ended March 31, 2010
Your File Number:  000-10967

Dear Mr. Webb:

We are in receipt of your letter dated July 7, 2010 referenced above and are preparing a response to your comments. In order to afford us the best opportunity to incorporate your comments and to make appropriate changes to our future filings, we expect to send our response to you no later than August 9, 2010.

Should you have any questions or need further information you may contact me directly via telephone at (630) 875-7345 or via e-mail at Cynthia.Lance@FirstMidwest.com.

Best regards,

By:  /s/ CYNTHIA A. LANCE

Cynthia A. Lance
Executive Vice President and
Corporate Secretary